Exhibit 12.1

Vertex Pharmaceuticals Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands)

						Six Months Ended
	Year ended December 31,					June 30,
	2009	2008	2007	2006	2005	2010
Loss from continuing operations before cumulative effect of a change in accounting principle	$(642,178)	$(459,851)	$(391,279)	$(207,937)	$(203,417)	$(365,277)
Fixed charges:
Interest expense and amortization of deferred issuance costs	13,192	13,471	2,285	7,955	17,326	7,638
Appropriate rental obligations	17,827	14,901	13,520	15,938	14,736	9,765
Total fixed charges	$31,019	$28,372	$15,805	$23,893	$32,062	$17,403

Loss from continuing operations before cumulative effect of a change in accounting principle, plus fixed charges	$(611,159)	$(431,479)	$(375,474)	$(184,044)	$(171,355)	$(347,874)

Ratio of earnings to fixed charges	*	*	*	*	*	*

*

Due to the Company’s loss from continuing operations before cumulative effect of a change in accounting principle, earnings were insufficent to cover fixed charges by $365,277,000 for the six months ended June 30, 2010 and earnings were insufficent to cover fixed charges by $642,178,000, $459,851,000, $391,279,000, $207,937,000 and $203,417,000, respectively, for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.